Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
May 16, 2006.

Item 3	News Release
The news release was disseminated on May 16, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. reports that it has closed its public offering of 7.2 million common shares at a price of US$23.00 (C$25.31) per common share to a syndicate of underwriters. Silver Standard has also granted the underwriters an option exercisable until June 15, 2006 to purchase up to an additional 1.08 million of its common shares. If the underwriters fully exercise the overallotment option, Silver Standard will receive additional net proceeds of approximately US$23.4 million (C$25.8 million). Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. were joint bookrunners for the transaction, Blackmont Capital Inc. was joint lead manager and Citigroup Global Markets Inc., National Bank Financial Inc. and Salman Partners Inc. were co-managers.

Item 5	Description of Material Change
See attached news release 06-21.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
May 16, 2006.

May 16, 2006	Trading Symbols:
News Release 06-21	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD CLOSES US$165.6 MILLION PUBLIC OFFERING

Vancouver, B.C. – Silver Standard Resources Inc. reports that it has closed its public offering of 7.2 million common shares at a price of US$23.00 (C$25.31) per common share to a syndicate of underwriters. Silver Standard has also granted the underwriters an option exercisable until June 15, 2006 to purchase up to an additional 1.08 million of its common shares. If the underwriters fully exercise the overallotment option, Silver Standard will receive additional net proceeds of approximately US$23.4 million (C$25.8 million). Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. were joint bookrunners for the transaction, Blackmont Capital Inc. was joint lead manager and Citigroup Global Markets Inc., National Bank Financial Inc. and Salman Partners Inc. were co-managers.

The net proceeds from the offering of approximately US$155 million (C$171 million), after deducting underwriting fees and estimated offering expenses, will be used to fund a portion of the development costs of the Pirquitas Project, exploration on Silver Standard's other projects and for working capital and general corporate purposes.

A copy of the final prospectus may be obtained from Bear, Stearns & Co. Inc., Attention: Prospectus Department, 383 Madison Avenue, New York, New York, U.S.A., 10179, (866) 803-9204 or from Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, NY 10005.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward Looking Statements: Statements in this news release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Silver Standard may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.